O’Melveny & Myers LLP 2801 North Harwood Street Suite 1600 Dallas, TX 75201-2692	T: +1 972 360 1900 F: +1 972 360 1901 omm.com	File Number: 0633831-00003

March 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenifer Gallagher Karl Hiller

Re:	Next Bridge Hydrocarbons, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed July 17, 2024 Comment letter dated February 14, 2025 File No. 000-56648

Dear Ms. Gallagher and Mr. Hiller:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated February 14, 2025 setting forth the text of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on July 17, 2024 (the “Annual Report”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to them in the Annual Report.

This letter is being filed electronically via the EDGAR system today. Capitalized terms used but not otherwise defined in this letter have the meanings set forth in the Annual Report.

Form 10-K for the Fiscal Year ended December 31, 2023

Financial Statements, page F-1

Austin ● Century City ● Dallas ● Houston ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC

Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

1.

We note your response to prior comment 3 expressing the view that the separation should be accounted for at fair value because some of the Series A preferred shares had exchanged hands during the period of custodianship and you believe that “reliance on the criteria of the fair value guidance is reasonable" although you have not reconciled the view to having a valuation of $79,695,928 as of December 14, 2022 and a valuation of zero two weeks later on December 31, 2022.

The criteria in FASB ASC 845-10-30-10 would require the fair value of the nonmonetary asset to be “objectively measurable” and “clearly realizable” in an outright sale at or near the time of the distribution. This criteria is also evident in and consistent with the guidance in FASB ASC 845-10-30-3 and 8, covering the basic principle, modification to the basic principle, and its application. However, the value derived in the valuation report upon which you wish to rely placed substantial value on proved oil and gas reserves that did not exist on the underlying properties, and would therefore not provide adequate support relative to this criteria.

As the Series A preferred stock was issued pro rata to the common shareholders of Torchlight Energy Resources, Inc. just prior to the reverse merger, in order for them to secure rights to the oil and gas interests that would later convey either in the form of asset-sale dividends or spin-off dividends, if the interests could not be sold within six months, and because these rights were not shared by the common shareholders of Meta Materials, Inc., the separation is not accurately depicted as an acquisition.

The value ascribed to the oil and gas properties as of March 31, 2021, just prior to the reverse merger, was $31,441,701; and the corresponding value reported in your financial statements as of September 30, 2022 (as provided in your Form S-1 covering the separation) was $47,293,607, which appropriately did not reflect any push-down valuation by the former parent. This balance represents the recorded amount as of the interim date that should be used to comply with GAAP.

Please revise your financial statements to eliminate the segregation of predecessor and successor activity and the step-up in basis. We reissue prior comment 3.

Response: In response to the Staff’s comment, the Company proposes to amend the Annual Report by (1) eliminating the Predecessor Period beginning January 1, 2022 and ended December 14, 2022 and the Successor Period beginning December 14, 2022 and ended December 31, 2022 and showing the results for the year ended December 31, 2022 and (2) amending Note 1 to the annual financial statements. The restatement of the financial statements for the year ended December 31, 2022 is subject to audit review, which is currently in process by the Company’s independent accounting firm.

2.

We note that you provide some details in response to prior comment 4, regarding the $21.6 million balance of the 2021 Note and Loan Agreement that Mr. McCabe acquired from Meta Materials, Inc. just after the separation, in exchange for $1.2 million (upon resolving non-performance on a commitment to acquire $6 million in equity). We also understand that Mr. McCabe had provided a 25% interest in the Orogrande Prospect as security for the loan during the period of custodianship.

Please expand your disclosures to provide these contextual details, including the circumstances under which the loan was originally made and under which the security interest was originally provided, reconciled with the motivations described in your earlier response, and providing quantification of the consideration ultimately paid.

Response: In response to the Staff’s comment, the Company proposes to amend the Annual Report as reflected on Schedule 1 attached to this letter.

3.

We note your response to prior comment 5 regarding the contemporaneous purchase and sale of assets during March 2024, explaining that you do not believe the sale of the two entities provides a basis for valuing the four entities, stating that “the cash selling price is not the best indication of value because the makeup of the assets purchased, and the subsequent assets sold were not the same.”

You indicate there were differences in comparing the assets acquired and the assets sold in terms of formation depths, overriding interests, drilling locations, seismic data coverage, and options to participate in future drilling commitments.

However, the guidance in FASB ASC 805-50-30-2 includes a fair value objective in stating that measurement shall be based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more clearly evident and therefore more reliably measurable. The guidance in FASB ASC 845-10-30-1 expresses a similar objective in stating that measurement shall be based on the fair value of the asset received if it is more clearly evident.

We understand that you valued the four entities acquired at $450,00 based on the 2,500,000 shares that were issued even though received $964,448 in cash in exchange for the two entities sold, which would generally be considered a clear indication of value. Based on the fair value objective and considering the cash sale, we continue to believe that you will need to restate your accounting for this transaction to comply with generally accepted accounting principles. We reissue prior comment 5.

Response: In response to the Staff’s comment, the Company proposes to include the recalculation of per share value of common stock issued in connection with its acquisition of the four Wildcat entities in the Annual Report on Form 10-K for the year ended December 31, 2024. The 2024 financial statements will account for the acquisition on the basis of cash received from the sale of certain properties held by two of the Wildcat entities subsequent to the initial acquisition. The result is no recognition of gain or loss on the subsequent sale of such assets.

4.

We note your response to prior comment 6 explaining that while your prior management team “believed in the viability of the Orogrande project subsequent to December 31, 2022 as evidenced by the continued exploration,” you new management team “could not disregard the evidence in support of a full impairment based on its evaluation of the facts and circumstances,” although in your November 13, 2024 response to comment 12, you stated that your new management team “...still strongly believes in the scientific merits of the Orogrande Basin” while also acknowledging that “...exploration requires extensive science wells to gather the appropriate data, as well as multiple drilling and completion attempts to determine best practices.”

We understand that your current Chairman was appointed on June 21, 2023 and to the position of CEO on January 18, 2024, along with the appointment of your current CFO. As such, it appears that members of your current management presided over the filing of the Form S-1 on July 26, 2023 and the filing of the Form S-1/A on February 6, 2024, both of which included financial statements reporting significant balances for the oil and gas properties, and disclosures of exploration progress.

For example, stating wells drilled through 2022 “confirmed that there are at least five potential distinct reservoirs under our acreage...[and] we plan to use the results from these wells to determine our drilling plans for future wells, including well locations, target depths and designated acreage, in the Orogrande Project,” and in the more recent filing, “...progress during 2022 to develop proved producing reserves in the Orogrande Project...[and] costs of $5.8 million in relation to certain drilling activity carried out to remain in compliance with all aspects of our lease obligations and to satisfy the continuous drilling clause under the agreement with University Lands.”

You described the activities of “surveying, permitting, road and pad site work and initial drilling,” report that you satisfied your obligations for the 2023 fiscal year, and that you had the “right to extend the DDU Agreement through December 31, 2029 if compliance with the DDU Agreement is met and the extension fee associated with the additional time is paid. The Company expects to exercise its option to extend the term under the DDU Agreement prior to its expiration.”

The new perspectives that have been formulated over recoverability of the costs capitalized for the oil and gas properties would be subject to the requirements in FASB ASC 250-10-45-17, regarding a change in accounting estimate, which state “A change in accounting estimate shall be accounted for in the period of change...[and] shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods.”

You may also consider the guidance in FASB ASC 855-10-25-4 which pertains to subsequent events, and states that “an entity shall not recognize events or transactions occurring after the financial statements were issued or were available to be issued in financial statements that are later reissued in comparative form along with financial statements of subsequent periods unless the adjustment [is required by GAAP].”

Based on the information that you have provided, we continue to believe that your decision to eliminate the full balance of the property account in restating the 2022 financial presentation was not properly characterized as an error correction relative to the full cost method, and that you will need to restate your financial statements covering 2022 and subsequent periods to restore the accounting that was applied under the full cost method. We reissue prior comment 6.

Response: In response to the Staff’s comment, the Company proposes to amend the Annual Report by eliminating the impairment that was originally presented in the restated financial statements for the fiscal year ended December 31, 2022. The restatement of the financial statements for the year ended December 31, 2022 is subject to audit review, which is currently in process by the Company’s independent accounting firm.

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted, /s/ O’Melveny & Myers

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:

Gregory McCabe

Chairman and Chief Executive Officer

Next Bridge Hydrocarbons, Inc.

500 W. Texas Ave., Suite 890

Midland, Texas 79701

Cameron Taber, P.C.

1502 Augusta Drive, Suite 320

Houston, Texas 77057

Schedule 1

The 2021 Note

~~O~~Prior to the date on which our shares of common stock were distributed to the holders of Series A Preferred Stock of Meta (the “Spin-Off”), on October 1, 2021, we issued a secured, revolving promissory note in an original principal amount of up to $15 million in favor of Meta (as amended to date, the “2021 Note”). The 2021 Note was issued to provide capital to engage certain consultants and satisfy the minimum drilling requirements under the DDU Agreement, which was necessary to preserve our interests in the oil and gas properties. Though Meta had no intentions to operate the oil and natural gas assets as an independent business, Meta would need to maintain the oil and natural gas interests until a sale of such assets or the Spin-Off could be consummated as it was obligated to do under its charter documents. The 2021 Note bears interest at 8% per annum, computed on the basis of a 360-day year, and matures March 31, 2023 (the “2021 Note Maturity Date”); provided, however, if we raise $30 million or more in capital through debt or equity or a combination thereof by the 2021 Note Maturity Date, the 2021 Note Maturity Date will be extended to September 30, 2023. If an event of default has occurred and is continuing, interest on the 2021 Note may accrue at the default rate of 12% per annum. The outstanding principal of the 2021 Note, together with all accrued interest thereon, becomes due on the 2021 Note Maturity Date.

The 2021 Note is secured by a security interest in (a) pursuant to a Stock Pledge Agreement dated as of September 30, 2021 between Gregory McCabe (the “Pledgor” or “Mr. McCabe”) and Meta (the “Stock Pledge Agreement”), 1,515,000 shares of Meta’s common stock that are owned directly and beneficially by the Pledgor, and (b) pursuant to a Deed of Trust, Mortgage, Security Agreement, Fixture Filing, Financing Statement and Assignment of Production dated as of September 30, 2021 made by Wolfbone (an affiliate of the Pledgor) for the benefit of Meta (the “Security Agreement”), a 25% working interest beneficially owned by the Pledgor in the Orogrande Project as defined in the Security Agreement. Following the Merger, we expect Wolfbone to become an indirect subsidiary of the Company and the Security Agreement to remain in place.

The 2021 Note includes a restrictive covenant that, subject to certain exceptions and qualifications, restricts our ability to merge or consolidate with another person or entity, or sell or transfer all or substantially all of our assets, unless we are the surviving entity or the successor entity assumes all of obligations under the 2021 Note.

Upon the occurrence and during the continuance of an event of default under the 2021 Note, Meta as the lender may declare all outstanding principal and accrued and unpaid interest under the 2021 Note immediately due and payable, may terminate any remaining commitment to make advances under the 2021 Note, and may exercise the other rights and remedies provided for under the 2021 Note and related security documents. The events of default under the 2021 Note include among other things, subject to grace periods in certain instances, payment defaults, breaches of covenants, an event of default under the Stock Pledge Agreement or the Security Agreement, bankruptcy and insolvency events with respect us or our subsidiaries, cross defaults with certain of our other material indebtedness, and material judgments against us.

On June 28, 2022 and in August 2022, we borrowed $1.9 million and $2.7 million as an advance from Meta to be treated as an unsecured term loan, in addition to $441,000 previously advanced, under a Loan Agreement with Meta as the lender (the “Loan Agreement”), the proceeds of which are available for our working capital and general corporate purposes. As of the date of this report, we had an aggregate principal amount outstanding of $5.0 million, which is the maximum amount available under the Loan Agreement. The loans were due and payable on March 31, 2023 (the “Maturity Date”), unless extended as described in the following sentence. Under the Loan Agreement, if we raise $30 million or more in capital through debt or equity or a combination thereof by the Maturity Date, the Maturity Date will be extended to October 3, 2023 and the 2021 Note plus the loans under the Loan Agreement would be amortized in six equal monthly installments. Loans under the Loan Agreement bear interest at a fixed rate of 8% per annum if no event of default exists, and at a fixed rate of 12% per annum if an event of default exists.

We have the right to prepay the loans under the Loan Agreement in whole or in part at any time without penalty. Amounts repaid or prepaid may not be reborrowed. We will be required to prepay the loans upon an asset disposition (other than permitted asset sales), certain equity issuances (other than permitted equity), debt issuances (other than permitted debt), and certain extraordinary receipts. We are required to prepay the loans from our annual excess cash flow, if any.

The Loan Agreement includes customary representations and covenants that, subject to certain exceptions and qualifications, restrict our ability to do certain things, such as: incur additional indebtedness; incur liens; engage in mergers, acquisitions, and asset sales; make loans and investments; declare dividends or redeem or repurchase equity interests; transact with affiliates on a non-arm’s length basis; and enter into certain restrictive agreements. In addition, the Loan Agreement contains customary affirmative covenants, including covenants regarding the payment of taxes and other obligations, maintenance of insurance, maintenance of our existence and material properties, customary visitation rights, reporting requirements, compliance with applicable laws and regulations, and formation or acquisition of new subsidiaries.

Upon the occurrence and during the continuance of an event of default, Meta as the lender has the right to declare all outstanding principal and accrued and unpaid interest under the Loan Agreement immediately due and payable and exercise certain other rights and remedies. The events of default under the Loan Agreement include among other things, subject to grace periods in certain instances, payment defaults, breaches of covenants or representations and warranties, a change in control or a material adverse change defined in the Loan Agreement, material judgments and attachments, cross defaults with certain other material indebtedness, and bankruptcy and insolvency events with respect to the Company and our subsidiaries.

See the discussion under the caption “Recent Developments” and Note 5 of the notes to our financial statements as of and for the year ended December 31, 2023 included in this report for information about the amendments to the 2021 Note and the Loan Agreement entered into subsequent to the end of fiscal year 2022.

The 2022 Note

On December 22, 2022, we issued an unsecured promissory note in the principal amount of up to $20 million in favor of Mr. McCabe (the “2022 Note”). The 2022 Note bears interest at 5% per annum, computed on the basis of a 365-day year, and matures on June 30, 2024 (the “2022 Note Maturity Date”); provided, however, if we raise $30 million or more in capital through debt or equity or a combination thereof by the 2022 Note Maturity Date, the 2022 Note Maturity Date will be extended to October 3, 2023. The outstanding principal of the 2022 Note, together with all accrued interest thereon, becomes due on June 21, 2023. The revolving commitment under the 2022 Note expires on 2022 Note Maturity Date. As of December 31, 2022, we had $2 million principal amount outstanding and $18 million of available borrowings under the 2022 Note.

The 2022 Note includes a restrictive covenant that, subject to certain exceptions and qualifications, restricts our ability to merge or consolidate with another person or entity, or sell or transfer all or substantially all of our assets, unless we are the surviving entity or the successor entity assumes all of obligations under the 2022 Note.

Upon the occurrence and during the continuance of an event of default under the 2022 Note, Mr. McCabe as the lender may declare all outstanding principal and accrued and unpaid interest under the 2022 Note immediately due and payable, may terminate any remaining commitment to make advances under the 2022 Note, and may exercise the other rights and remedies provided for under the 2022 Note. The events of default under the 2022 Note include among other things, subject to grace periods in certain instances, payment defaults, breaches of covenants, bankruptcy and insolvency events with respect us or our subsidiaries, cross defaults with certain of our other material indebtedness, and material judgments against us.

Following the Spin-Off, our board of directors considered ways to mitigate certain risks of having its indebtedness held by a third party lender following the Spin-Off and retain some flexibility in respect of negotiating the terms of the 2021 Note and Loan Agreement. Our board of directors believed that having all of the corporate debt transferred to Mr. McCabe was in the best interest of the Company and its stockholders. In light of Mr. McCabe acting as a guarantor of the obligations of the 2021 Note, consolidating the debt with Mr. McCabe would also mitigate any risks that the lender would seek recourse against Mr. McCabe in the event we were unable to satisfy our obligations thereunder. On August 7, 2023, Mr. McCabe and Meta entered into a Loan Sale Agreement whereby Mr. McCabe purchased from Meta (i) the 2021 Note and (ii) all outstanding loans made to us by Meta pursuant to the Loan Agreement (the “Loan Purchase”). As a result of the Loan Purchase, Mr. McCabe replaced Meta as the lender and a secured party under the 2021 Note and the Loan Agreement. As consideration for the Loan Purchase, Mr. McCabe agreed to pay to Meta $6,000,000 in cash and agreed to purchase shares of common stock of Meta in the amount of $6,000,000 over a period of time at a price per share equal to a 120% premium to the Meta’s common stock price as of closing on the last trading day of each quarter. Additionally, as part of the Loan Purchase, Meta assigned to Mr. McCabe the lien on 25% of the Orogrande Prospect. After Mr. McCabe purchased $500,000 worth of shares of Meta’s common stock (in two equal tranches), Mr. McCabe and Meta came to an agreement to settle the Loan Purchase by allowing Mr. McCabe to make one additional $700,000 cash payment to Meta and surrender the shares of common stock he previously acquired, while retaining the rights as lender under the 2021 Note and the Loan Agreement. Our obligations and responsibilities under the 2021 Note, the Loan Agreement and the 2022 Note remain unchanged.~~following the Loan Purchase, Mr. McCabe acquired the Notes thereby replacing Meta as the lender and secured party under the 2021 and 2022 Notes. The Company’s obligations under the 2021 and the 2022 Notes remain unchanged. Following certain amendments entered into, the 2021 and 2022 Notes mature on September 30, 2024.~~